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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44663

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shields Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

890 Winter St. - Suite 160
(No. and Street)

WALTHAM (City) MA (State) 02451 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lisa A. Roche CPA
(Name – *if individual, state last, first, middle name*)

253 (Address) MAIN ST. (City) Milford (State) MA 01757 (Zip Code)

SEC Mail Processing Section
FEB 25 2010
Washington, DC
121

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

L

OATH OR AFFIRMATION

I, Janice L. Shields, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Richard W Newman

Notary Public

"Notary Public"
Richard W. Newman
Commonwealth of Massachusetts
My Commission Expires on July 16, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

B, C, D, E

SHIELDS SECURITIES, INC.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

SHIELDS SECURITIES, INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008

TABLE OF CONTENTS

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

To the Directors of
Shields Securities, Inc.

We have audited the accompanying balance sheets of Shields Securities, Inc. as of December 31, 2009 and 2008, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shields Securities, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of other income and expenses are presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lisa A. Roche, CPA

Milford, Massachusetts
January 28, 2010

B

SHIELDS SECURITIES, INC.
BALANCE SHEET
DECEMBER 31, 2009 AND 2008
(see accountants' report)

ASSETS

	2009	2008
Current assets:		
Cash	$ 54,338	$ 51,645
Prepaid expenses	924	415
Total assets	$ 55,262	$ 52,060

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Current liabilities:		
Accounts payable	$ 4,010	$ 350
MA corporate excise tax payable	912	456
Credit card payable	0	1,995
Total current liabilities	4,922	2,801
Stockholder's equity:		
Common stock, .01 par; 200,000 shares authorized 10,000 shares issued and outstanding	100	100
Additional paid-in capital	9,900	9,900
Retained earnings	40,340	39,259
Total stockholder's equity	50,340	49,259
Total liabilities and stockholder's equity	$ 55,262	$ 52,060

(See notes to financial statements)

c

SHIELDS SECURITIES, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(see accountants' report)

	2009	2008
Income	$ 20,223	$ 21,449
Operating expenses:		
Professional fees	14,570	18,592
Broker/Dealer fees	1,640	2,470
Education expenses	1,145	618
Insurance	365	365
Dues, licenses & fees	275	275
Bank charges	118	50
Total operating expenses	18,113	22,370
Operating income (loss)	2,110	(921)
Other income and expenses		
Interest income	221	1,228
Penalties	0	(1,000)
Interest expense	(26)	0
Net income before income taxes	2,305	(693)
Massachusetts corporate excise tax (Note 3)	(456)	(456)
Net income (loss)	1,849	(1,149)
Retained earnings, beginning	39,259	62,630
S Distribution	(768)	(22,222)
Retained earnings, ending	$ 40,340	$ 39,259

(See notes to financial statements)

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2009 AND 2008

t

	2009	2008
Stockholders' equity, beginning	$ 49,259	$ 72,630
Net income (loss)	1,849	(1,149)
S Distribution	(768)	(22,222)
Stockholders' equity, ending	$ 50,340	$ 49,259

(See notes to financial statements)

D

SHIELDS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2009 AND 2008
(see accountants' report)

	2009	2008
Net cash flows from operating activities:		
Net income (loss)	$ 1,849	$ (1,149)
Adjustments for differences between income flows and cash flows from operating activities:		
Increase in accounts payable	3,660	(4,015)
Increase in ma corporate excise tax payable	456	0
Increase in prepaid expenses	(509)	2,014
Decrease in credit card payable	(1,995)	1,995
Net cash flow used in operating activities	3,461	(1,155)
Cash flows from financing activities:		
Increase in S Distributions	(768)	(22,222)
Net cash flow used in financing activites	(768)	(22,222)
Net increase (decrease) in cash	2,693	(23,377)
Cash, beginning	51,645	75,022
Cash, ending	$ 54,338	$ 51,645

(See notes to financial statements)

1 - The company's principle business activity is as follows:

The company conducts private placements and purchasers' representative assigments.

2 - Summary of significant accounting policies:

The financial statements are prepared on the accrual basis with recognition given to accounts receivable, accounts payable, and items of accrued income and expenses.

3 - Massachusetts corporate excise tax:

Shields Securities, Inc. elected to become a S corporation at inception on April 19, 1991. S-corporations are not subject to federal or State income taxes as the stockholders report the income on their personal returns. The Commonwealth of Massachusetts assesses an excise tax on the asset balances as of year end.

F

SHIELDS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Liabilities subordinated to general creditors, beginning	$ 0	$ 0
Activity for the year:	0	0
Liabilities subordinated to general creditors, ending	$ 0	$ 0

As prepared by: Lisa A. Roche, CPA
Lisa A. Roche, CPA
253 Main Street, Milford, MA 01757

January 28, 2010

SHIELDS SECURITIES, INC.
COMPUTATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2009

Ownership Equity:	
Common stock, .01 par; 200,000 shares authorized 10,000 share issued and outstanding	$ 10,000
Retained earnings	40,340
Total ownership equity qualified for net capital	50,340
Add: Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
Other deductions or allowable credits	0
Total capital and allowable subordinated liabilities	50,340
Less: Deductions and/or charges	924
Add: Other additions and/or credits	0
Net capital before haircuts on securities positions	49,416
Less: Haircuts on securities (computed where applicable, pursuant to 15c3-1(f))	0
Net capital	$ 49,416

SEC
Mail Processing
Section

FEB 25 2010

Washington, DC
121

9

SHIELDS SECURITIES, INC.
RECONCILIATION OF NET CAPITAL
AS OF YEAR ENDED DECEMBER 31, 2009

Net capital per Shields Securities, Inc. as of 12/31/09 before audit results.	$ 53,532
Off-setting adjustments to net capital from audit results:	
Increase in accounts payable	(4,116)
Total offsetting adjustments	(4,116)
Net capital as of 12/31/09 after audit results.	49,416
Less disallowed assets:	
Haircuts	(0)
Net capital reconciled	$ 49,416

As prepared by: Lisa A. Roche, CPA
Lisa A. Roche, CPA

January 28, 2010

H

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

January 28, 2010

Securities & Exchange Commission
450 5th Street, NW
Washington, DC 20459

Ladies and Gentlemen:

(H) Shields Securities, Inc., has no reserve requirements pursuant to Rule 15c3-3.

Respectfully submitted,

Lisa A. Roche, CPA

Lisa A. Roche, CPA

I

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

To Whom It May Concern:

Please be advised that Shields Securities, Inc. is exempt under Section k2I of Rule 15c3-3 and therefore is not required to file a Computation for Determination of Reserve Requirements or Information relating to the Possession or Control Requirements under same.

Lisa A. Roche, CPA

January 28, 2010
Milford, MA 01757

Lisa A. Roche, CPA
Certified Public Accountant

253 Main Street
Milford, MA 01757

Phone: 508-478-3000
Fax: 508-473-8321
l.rochecpa@verizon.net

N

January 28, 2010

Shields Securities, Inc.
890 Winter Street
Waltham, MA 02451

We have made a study and evaluation of the system of internal accounting control of Shields Securities, Inc. in effect at December 31, 2009. Our study and evaluation was conducted in accordance with standards established by the American Institute of Certified Public Accountants.

The management of Shields Securities, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may occur and may not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions, or that the degree of compliance with the procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure as of December 31, 2009 or since the previously audited financial statements of December 31, 2008 dated February 3, 2009 that we consider to be material weaknesses as defined above.

Lisa A. Roche, CPA

Lisa A. Roche, CPA
l.rochecpa@verizon.net
253 Main Street, Milford, MA 01757
Phone: 508-478-3000 • Fax: 508-473-8321